

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2023

William Wei Huang
Chief Executive Officer
GDS Holdings Ltd
F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137

> **Re: GDS Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 4, 2023**
> **File No. 001-37925**

Dear William Wei Huang:

We have reviewed your May 25, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless noted otherwise, our references to prior comments are to comments in our May 11, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Conventions That Apply to This Annual Report on Form 20-F, page 1

1. Please revise here in future filings to define the terms "contracting customer" and "end user customer" (or "customer") as indicated in your response to prior comment 7.

Item 3.D Risk Factors
Our net revenue is highly dependent on a limited number of customers..., page 28

2. We note your response to prior comment 7. Please tell us how you considered whether the loss of any significant contracting customers may impact your financial condition and results of operations. Explain why you have not addressed the concentration of revenue from such customers in your risk factors or revise as necessary.

<u>Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 223</u>

3.   As noted in your response to prior comment 6, Item 16I(b) of Form 20-F states: "Also, any such identified foreign issuer that uses a variable-interest entity *or any similar structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities." Additionally, page 15 of our Release No. 34-93701, "Holding Foreign Companies Accountable Act Disclosure," clarifies that a registrant should "look through a VIE *or any structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction." As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

<u>Item 18. Financial Statements</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 25. Major Customers and Suppliers, page F-59</u>

4.   You refer to two customers on page 28 that generated 25.1% and 19.9% of total net revenue, respectively, during the year ended December 31, 2022. Please tell us how such customers are reflected in Note 25. In this regard, provide us with a breakdown of revenue from the two significant end-user customers and clarify how it is reflected within each contracting customer listed in Note 25. Also, in your response, provide us with the names of the two end-user customers referenced in your risk factor discussion and the names of the four contracting customers disclosed here. Lastly, please revise to include a separate quantified discussion regarding the revenues generated from the two significant end-user customers. We refer you to ASC 275-10-50-18.

     Please contact Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Technology